BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings Street
     Vancouver, B.C.   V6C 2W2

2.   Date of Material Change

      June 11, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on June 11, 2003.

4.  Summary of Material Change

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report final assays from the last 12 holes in a 19,000 meter program recently completed at its wholly-owned Bowdens silver project located in New South Wales, Australia. Similar to results from nearby holes, assays from these holes confirm high-grade silver mineralization over significant intervals at or near surface.

5.  Full Description of Material Changes

      See attached news release 03-09.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 13th day of June, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

June 11, 2003	Trading Symbols:
News Release 03-09	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD REPORTS FINAL ASSAYS FROM AUSTRALIAN PROPERTY;
INCLUDES 16.1 OUNCES OF SILVER PER TON OVER 75.5 FEET

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report final assays from the last 12 holes in a 19,000 meter program recently completed at its wholly-owned Bowdens silver project located in New South Wales, Australia. Similar to results from nearby holes, assays from these holes confirm high-grade silver mineralization over significant intervals at or near surface.

Almost all of the holes drilled in the Main Zone North (BGR-304 through BGR-312) intersected excellent values, particularly BGR-312, which cut 16.1 ounces of silver per ton over 75.5 feet (553 grams of silver per tonne over 23 meters). BGR-308, located approximately 100 meters from BGR-312, intersected 2.9 ounces of silver per ton over 311.7 feet (101 grams of silver per tonne over 95 meters), including 11.9 ounces of silver per ton over 19.7 feet (407 grams of silver per tonne over 6 meters).

The best values from the Bundarra North Zone were in BGR-314 which intersected 12.1 ounces of silver per ton over 16.4 feet (415 grams of silver per tonne over 5 meters) plus 2.98% lead and 4.33% zinc. In other holes, intervals of relatively high zinc values were recorded. For example BGR-314 intersected 1.0 ounces of silver per ton over 213.3 feet (36 grams of silver per tonne over 65 meters), plus 0.99% lead and 1.88% zinc.

All of the silver assays reported to date in the current drilling program were undertaken by the atomic absorption (AA) method. In early metallurgical testwork, the company’s consultants had recommended the use of neutron activation analyses (NAA) in order to obtain more accurate values above 2.4 ounces of silver per ton (80 grams of silver per tonne), and is now standard procedure for Bowdens drill samples. Since NAA take longer to process, Silver Standard has reported only AA data for this drilling program. The use of NAA in BGR-262 has increased the initial AA results from 3.1 ounces of silver per ton to 5.0 ounces of silver per ton over 111.5 feet (from 107 grams of silver per tonne to 171 grams of silver tonne over 34 meters).

While not all high-grade silver values would likely increase by such a high margin (60%), the combination of more accurate assays, the continuity of drill holes with outstanding results over significant intervals in the Main Zone North (extending at least 250 meters into Main Zone South), and higher base metal values in Bundarra North can be expected to have a positive impact on the overall grade of the Bowdens deposit. A new resource calculation is under way. Previously, Silver Standard had reported measured and indicated resources of 39.8 million tons grading 1.51 ounces of silver per ton, 0.24% lead and 0.32% zinc plus inferred resources of 25.2 million tons grading 1.24 ounces of silver per ton, 0.20% lead and 0.30% zinc.

In other developments, Silver Standard reports the signing of the formal option agreement with Vista Gold Corp. concerning the Maverick Springs project in Nevada. The terms of the option agreement were summarized in a news release dated November 7, 2002 and Silver Standard agreed to pay Vista US$300,000 on closing and contribute US$1.2 million toward exploration programs, land holding costs and option payments over four years. Maverick Springs is a Carlin-type, silver-dominant precious metals prospect located near Elko. Further drilling is planned this year.

The company also reports issuance of 5,000 common shares of the company as part of the purchase price for surface rights at the Shafter silver project in Texas. Under TSX Venture Exchange rules, the hold period for these shares expires on September 13, 2003. The acquisition of surface rights at Silver Standard’s core properties is part of the company’s strategy to advance their development in a cost-effective and timely way.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed and actively advancing its portfolio with drill programs now under way and new acquisitions under investigation.

Cautionary note to U.S. investors concerning disclosure of estimates of indicated resources and inferred resources and contained ounces of silver: The terms “measured and indicated resource” and “inferred resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally minable. Disclosure of silver resources expressed in ounces in the measured and indicated resource categories and the inferred resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Selected Bowdens Drill Results - May 2003 **
Hole No.	Northing	Easting	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Interval (in feet)	Silver (in oz./ton)	Lead (in %)	Zinc (in %)
Main Zone North
BGR-304	10575	15370	87	96	9	126	29.5	3.7	0.48	0.18
			112	151	39	71	128.0	2.1	0.36	0.31
		incl.	140	150	10	138	32.8	4.0	0.60	0.57
			167	243	76	82	249.3	2.4	0.23	0.21
		incl.	239	241	2	653	6.6	19.0	0.33	0.03
BGR-305	10550	15375	66	115	49	175	160.8	5.1	0.40	0.10
		incl.	82	90	8	499	26.2	14.5	0.78	0.18
		incl.	99	104	5	430	16.4	12.5	0.84	0.05
			144	216	72	94	236.2	2.7	0.48	0.31
		incl.	144	162	18	203	59.1	5.9	1.24	0.35
BGR-306	10525	15390	67	98	31	132	101.7	3.8	0.30	0.14
		incl.	71	75	4	561	13.1	16.4	0.45	0.06
			119	130	11	138	36.1	4.0	0.60	0.66
		incl.	123	126	3	361	9.8	10.5	1.26	1.37
			137	177	40	156	131.2	4.5	0.57	0.44
		incl.	154	157	3	1,371	9.8	40.0	3.15	0.81
BGR-307	10500	15375	77	115	38	192	124.7	5.6	0.57	0.25
		incl.	80	97	17	367	55.8	10.7	0.78	0.31
		incl.	87	92	5	885	16.4	25.8	1.65	0.61
			126	158	32	99	105.0	2.9	0.57	0.20
		incl.	127	130	3	220	9.8	6.4	1.93	0.21
		incl.	144	149	5	243	16.4	7.1	0.99	0.44
BGR-308	10475	15350	50	145	95	101	311.7	2.9	0.49	0.30
		incl.	89	94	5	392	16.4	11.4	1.07	0.29
		incl.	126	132	6	407	19.7	11.9	1.46	0.82
BGR-309	10475	15275	34	66	32	139	105.0	4.1	0.54	0.61
		incl.	41	48	7	440	23.0	12.8	0.81	0.52
BGR-310	10475	15275	38	63	25	114	82.0	3.3	0.57	0.76
		incl.	43	46	3	283	9.8	8.3	0.79	1.90
		incl.	54	60	6	229	19.7	6.7	0.92	0.83
BGR-311*	10475	15300	57	63	6	131	19.7	3.8	0.31	0.64
			69	83	14	206	45.9	6.0	1.03	0.80
BGR-312	10550	15340	75	98	23	553	75.5	16.1	0.87	0.21
		incl.	77	87	10	1,079	32.8	31.5	1.34	0.25
		incl.	77	80	3	2,207	9.8	64.4	2.37	0.24
			104	113	9	190	29.5	5.5	0.38	0.11
			144	192	48	67	157.5	2.0	0.29	0.21
		incl.	181	191	10	128	32.8	3.7	0.57	0.34
Bundarra North Zone
BGR-313*	10475	14975	46	73	27	36	88.6	1.0	1.16	0.33
			128	181	53	39	173.9	1.1	0.37	0.80
		incl.	161	175	14	78	45.9	2.3	0.47	1.18
BGR-314	10450	14975	19	38	19	12	62.3	0.3	0.35	0.63
			49	75	26	9	85.3	0.3	0.25	0.50
			134	139	5	415	16.4	12.1	2.98	4.33
			139	193	54	19	177.2	0.6	0.39	0.65
BGR-315	10475	14950	34	39	5	147	16.4	4.3	0.72	0.76
			54	119	65	36	213.3	1.0	0.99	1.88
		incl.	78	82	4	85	13.1	2.5	1.80	3.00
		incl.	108	115	7	107	23.0	3.1	1.56	4.11

* Holes ending in mineralization. ** Ian J. Pringle, PhD, Geology, and manager, Silver Standard Australia Pty Limited, is the Qualified Person (QP) responsible for the Bowdens exploration program and has verified the data in the table above. Sample preparation of the reverse circulation percussion (BGR holes) drill chips (sampled at one-meter intervals) was done at ALS Chemex’s Orange facility. Assays were undertaken at ALS Chemex’s Brisbane laboratory by ore grade digestion method OG-46 (predigestion in nitric acid, evaporated residue leached in strong hydrochloric acid and ammonium acetate with addition of a complexing agent, sodium thiosulphate). Elemental concentrations were measured by AAS with a gravimetric finish.

The ALS Chemex QC protocol requires that each batch of 50 samples analysed include a reagent blank, three replicate determinations and two standard materials. Samples exhibiting anomalous values (high or low) are routinely reanalysed using either the original pulp or a second split.